

STODO

DELIVERY DONE DIFFERENTLY

Problem

Small cities and suburbs are neglected by on demand delivery industry



30,000 cities in the U.S. are too small for companies like Uber Eats and Postmates to have the desire to aggressively saturate



Solution

Stodo is an on demand delivery service for small cities, suburbs, and towns

All delivered by **local** drivers



- Fast food
- Groceries
- Household items
- Beer, wine, spirits
- Dry cleaning





Overview

Stodo takes orders and relays them to their local delivery drivers



Combining a city-like delivery experience with members of the local community

Business Model

9.9%
Convenience Fee

$2.99
Delivery Fee
(Based on market median income.)

Currently operating in **Naugatuck, CT**



- 2016 Revenue: $41,800
- Average Order Size: $25.18
- 72% Female customers
- 88% Repeat customers



Market

Online food delivery:
$10B of a **$210B**
addressable market in 2016

80% of customers who join an on demand delivery platform never or rarely leave for another platform.

Sources

https://techcrunch.com/2016/10/07/online-food-delivery-still-presents-a-210b-market-opportunity/
http://www.mckinsey.com/industries/high-tech/our-insights/the-changing-market-for-food-delivery

Uber (Eats)
- Valuation: $62.5B
- # of Markets: 33

Postmates
- Valuation: $600M
- # of Markets: 40

Door Dash
- Valuation: $717M
- # of Markets: 21

Caviar
- Valuation: $90M
- # of Markets: 15

Seamless
- Valuation: $2.67B
- # of Markets: 600

Instacart
- Valuation: $2B
- # of Markets: 30



Revenue

We've surpassed $100,000 in revenue in a single market as of the end of Q1 2018



Revenue
(Last 3 Quarters)

$16,400.98

$11,063.02

$10,811.73

Up 48.26% over Q4 2017

Q3 2017   Q4 2017   Q1 2018



Source of Revenue Breakdown
(Last 18 Months)

Fast Food 35.2%

Alcoholic Beverages 27.2%

Groceries/ Convenience Items 22.6%

Traditional Restaurants 13.1%

Misc. (Dry Cleaning, Craigslist Items, etc.) 1.9%





Customer Acquisition

Given the small market size and exceedingly low barrier to entry, **an entire market can be properly saturated in 90 days** through the proper channels which we have nailed down through extensive consumer and merchant testing in our flagship market.

How will these markets consumer base be acquired?

- Targeted Customer Referral Program
- Merchant Referral Program
- Local Press Curation (print and digital)
- Hyper-Focused Social Media Marketing

Metrics

We've done over 4,000 orders in a market that sits $15,000+ below the state median income.

Number of Orders
(Last 3 Quarters)



570

425   407

Up 40.04% over Q4 2017

Q3 2017   Q4 2017   Q1 2018

Average Order Size



28.76

27.23

25.44

Q3 2017   Q4 2017   Q1 2018

Customer Reorder Percentage After Initial Order

98.64%

*Based on Q2 2017 to Q1 2018.
*Reorder must have taken place within a 90 day period after initial order to qualify.

Average Number of Times a Customer Orders Per Week

3.05

*Based on the last 60 days

All numbers are current as of 3/25/18





Vertical Growth Strategy

Subscription based deliveries for only **$19 per month**, up to **30 deliveries a month**, no delivery fee of $2.99 (still a convenience fee of 9%), shorter wait times, never a minimum.



This will provide a number of benefits including:

- Ample market separation from direct competitors
- A reliable monthly revenue stream
- Increase of order frequency due to perceived value
- A defining business model trait in the on-demand commerce space

Beta launch date in select markets: April 2018

Competitive Advantage

We're servicing markets that our current competitors fail to address

- Exceedingly **low barrier** to entry in non-metropolitan/suburban markets

- **Full market saturation** in 90-120 days

- Building loyalty by hiring members of the **local community**



Reviews

facebook.

> This is great! Placed and order within 10 minutes they were at my door. As mom with two little kids this is such a handy service.
> -Amy A.
> ★★★★★

> The service is great! Started the conversation at 6:37 p.m. and by 7:00 p.m. I was eating my dinner! I would sure use them again!
> - Sophia R.
> ★★★★★

> I'm a fan. Being visually impaired and no longer driving this just rocks! Thanks guys!
> - Michael T.
> ★★★★★

> The produce was perfectly picked! Fast and friendly. Highly Recommend!
> - Therease R.
> ★★★★★

> So happy! I texted my order and within twenty minutes they were here. Great service, friendly, and fast. Will definately use them again.
> - Jess G.
> ★★★★★



Team



Adam Lopez
CEO



David Sabal
COO



James Skoggard
Advisor



John Fanning
Advisor



Johan Brandt
Advisor





Status

We're looking to raise **$100,000**

Use of funds

- Strategically **expand** to new markets

- **Simplify** the business and customer experience

- **Centralize** the in-take of orders from customers



Thank You!